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                              December 15, 2023

       Terig Hughes
       Chief Financial Officer
       VolitionRx Limited
       1489 West Warm Springs Road, Suite 110
       Henderson, NV 89014

                                                        Re: VolitionRx Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36833

       Dear Terig Hughes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
76

   1. We note that you identified material weaknesses in your internal control over financial reporting as of
December 31, 2022. Please revise future filings to clearly describe each specific material
weakness identified and definitively state managements conclusion of the effectiveness of
your internal control over financial reporting. Refer to Item 308(a)(3)
                                                        of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Terig Hughes
VolitionRx Limited
December 15, 2023
Page 2

       Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 with any questions.



FirstName LastNameTerig Hughes                          Sincerely,
Comapany NameVolitionRx Limited
                                                        Division of Corporation
Finance
December 15, 2023 Page 2                                Office of Life Sciences
FirstName LastName